82-2142

03 APR 21 AM 7:21



BTRsec/RLS Admin/Letters/2003/0031

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


03022271

7 April 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning a £850m signalling contract which Invensys has secured.

Yours faithfully,

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing



"emailalert@hemscott.co.uk" <emailalert
07/04/2003 07:20

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Contract win

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:6983J
Invensys PLC
07 April 2003

Announcement

07 April 2003

Invensys Wins £850m Signalling Contracts

Invensys Westinghouse Rail Systems Limited (IWRSL), part of Invensys Rail Systems, has been awarded two London Underground signalling contracts by Bombardier Transportation - Total Transit Systems (BT-TTS), worth over £850 million. The contracts will run from 2003 to 2014.

The contracts cover the provision of Signalling, Train Control and Train Supervision systems as part of a BT-TTS contract with the Metronet consortium.
The BT-TTS contract with Metronet encompasses Rolling Stock and Signalling Upgrade projects for Infracos BCV (Bakerloo, Central, Victoria) and SSL (Sub-Surface Lines - Hammersmith and City, District, Metropolitan and Circle Lines) under the London Underground Public Private Partnership (PPP) scheme.

Rick Haythornthwaite, Chief Executive of Invensys plc comments:

"We are delighted to have secured this contract. It is probably the largest mass transit signalling and train control contract ever awarded and clearly demonstrates that Invensys Rail Systems is one of the world's leading specialists in railway signalling. It is therefore very well placed to exploit the forecast worldwide growth in mass transit systems. It will also mean that the London travelling public will enjoy reliability, increased train frequency and a smoother, quieter Underground system."

Under the first contract, IWRSL will design, supply, install, test and commission new signalling and train control equipment for the Victoria Line.
Work will commence immediately with passengers benefiting from the new systems in 2007 and all work completed by 2012.

IWRSL has also been awarded a similar scope of supply for the Sub Surface Lines (SSL). Detailed design work for this contract will begin in April 2005. The upgrade programme is planned to run through until 2014, with the first benefits starting to come through to the travelling public within the next 5 years.

Contact:

Invensys/IWRSL
Duncan Bonfield +44 (0) 20 7821
3529

Brunswick +44 (0) 20 7404
5959
Ben Brewerton

About Invensys Westinghouse Rail Systems Limited

IWRSL is a world leader and specialist in railway upgrade projects on mainline
and mass transit infrastructure. This has been demonstrated by recent successes
on the UK mainline, specifically the West Anglia Route Modernisation, Channel
Tunnel Rail Link enabling works, and the vast projects recently completed in the
Euston - Willesden area. Similarly Invensys WRSL has an unrivalled track record
of upgrade success on mass transit railways involving the London Underground
Central Line (Signalling, ATP, ATO and Control Centre), Jubilee Line
(Signalling, Local and Backup Control), Oslo Metro (Signalling and Control
Centre) and Singapore Mass Rapid Transit (Signalling, Train Control and Control
Centre) systems.

Under the contract the work for the project will include:

Victoria Line

* WESTRACE interlockings
* TBS100 Distance to Go - Radio (DTG-R) Automatic Train Protection (ATP) equipment to be fitted to new Rolling Stock provided by Bombardier
* TBS100 Automatic Train Operation (ATO) for the new Rolling Stock
* A state-of-the-art WESTCAD Control Centre
* Replacement signal heads, track circuits, point machines and ancillary equipment for the entire line.

SSL Lines:

* WESTRACE interlockings
* TBS100 Distance to Go - Radio (DTG-R) Automatic Train Protection (ATP) equipment to be fitted to new Rolling Stock provided by Bombardier
* TBS100 Automatic Train Operation (ATO) for the new Rolling Stock
* Two new state-of-the-art WESTCAD Control Centres, one to control the Northern SSL, one for the Southern SSL, but each capable of controlling the other's area.
* Replacement signal heads, track circuits, point machines and ancillary equipment for all of the lines.

About Invensys plc

Invensys plc is a global leader in production technology and energy management.
The group helps customers improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up
performance of their production assets, maximize their return on investments in
production technologies and remove cost and cash from their whole supply chain.
The division includes APV, Avantis, Baan, Eurotherm, Foxboro, SIMSCI/Esscor,
Triconex and Wonderware. These businesses address process and batch industries
-- including oil, gas and chemicals, food, beverage and personal health care --
and the discrete and hybrid manufacturing sectors.

Invensys Energy Management works with clients involved in the supply, measurement and consumption of energy and water, to reduce costs and waste and
improve the efficiency, reliability and security of power supply. The division
includes Energy Services, Appliance Controls, Climate Controls, Global Services,
Metering Systems, Powerware and Home Control Systems. These businesses focus on
markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

The company also serves the specialised rail, wind-power and electronic manufacturing (power components) markets through Invensys Rail Systems, Hansen
Transmissions and Lambda, respectively, in its development division.

Invensys operates in more than 60 countries, with its headquarters in London.

For more information, visit www.invensys.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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